Mail Stop 6010


March 1, 2006

Ms. Mary Bailey Sellers
Treasurer and Chief Financial Officer
Mammatech Corporation
930 NW 8th Avenue
Gainesville, FL 32601

	RE: 	Mammatech Corporation
		Form 10-KSB / A for the fiscal year ended August 31,
2005
		File No. 000-11050


Dear Ms. Sellers:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.




      Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant